Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

April 27, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10694
California Municipal Income Closed-End and ETF Portfolio Series
(the “Trust”)
CIK No. 1966060 File No. 333-270640

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.Please delete “tax-exempt” from the portfolio description on the front cover and in the “Portfolio” section as not all of the California municipal bonds are tax-exempt based on the disclosure provided.

Response:The Trust notes the referenced disclosure states that the Funds held by the invest “primarily” in tax-exempt California municipal bonds. The Trust believes this disclosure is accurate and consistent with the Trust’s 80% investment policy.

2.Please revise the Fund’s 80% policy to remove the phrase “tax-exempt” and add, “the income from which is exempt from federal, California state and/or local income taxes. This 80% policy is a fundamental policy and may not be changed without Unit holder approval.”

Response:The disclosure has been revised in accordance with the Staff’s comment.

3.Please disclose whether Unit holders of the Trust are subjected to California state and local taxes.

Response:The “Portfolio Selection Process” section has been revised to add the following disclosure:

A portion of the income, however, may be derived from non-California bonds which would be taxable to California residents.

4.The Staff notes the disclosure states, “the Trust primarily invests in Funds which invest in investment grade securities.” Please reconcile with the Investment Grade Securities risk factor that states, “All of the Funds held by the Trust invest in investment grade securities.”

Response:In accordance with the Staff’s comment, the disclosure has been revised to state that “the Trust invests in Funds which primarily invest in investment grade securities.” The Trust notes that while all of the Funds primarily have exposure to investment grade securities, certain of the underlying securities of the Funds may have small exposure to high-yield securities or securities that are not rated.

5.The Staff notes the disclosure states, “In addition to the investments described above, the Funds held by the Trust invest in: investment grade securities.” Please consider deleting as this is previously disclosed.

Response:The above-referenced disclosure has been removed.

6.If the ETFs or Closed-End Funds that the portfolio invests in are affiliated, please include the conflict disclosure that was agreed upon in past filings.

Response:If the Trust has exposure to any ETFs or Closed-End Funds which are advised by First Trust Advisors L.P., an affiliate of the Trust’s Sponsor, appropriate disclosure will be added to the Trust’s prospectus.

7.Please disclose in the strategy section that the Closed-End Funds use leverage, such as tender option bonds, if true. Otherwise, please mention in the strategy disclosure the use of leverage employed by the Funds.

Response:The “Portfolio Selection Process” section has been revised to add the following disclosure:

The Funds held by the Trust may employ the use of leverage in their portfolios.

Risk Factors

8.Please clarify whether the Funds held by the Trust primarily invest in investment grade securities or only in investment grade securities.

Response:Please refer to the Trust’s response to Comment 4 above. The Trust notes the “Investment Grade Securities” risk accurately describes that “[a]ll of the Funds held by the Trust invest in investment grade securities.”

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon